*AB 3/11

[redacted]

15047679

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC MAIL PROCESSING RECEIVED MAR 02 2015 WASH. D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2014** AND ENDING **DECEMBER 31, 2014**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

CIRRUS RESEARCH, LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 SOUTH BROADWAY, SUITE 212

TARRYTOWN	**NY**	**10591**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SATYA PRADHUMAN **(914)-289-1411**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIPNER, SOFFERMAN & CO., LLP

125 JERICHO TPKE. – SUITE 402 **JERICHO** **NY** **11753**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

3/12/15

OATH OR AFFIRMATION

I, ***SATYA PRADHUMAN***, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***CIRRUS RESEARCH, LLC as of December 31, 2014***, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

CEO
____
Title

THIRZA T. MORAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MO6213717
Qualified in New York County
My Commission Expires November 16, 2017

X ______________________
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CIRRUS RESEARCH, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

Independent Auditor's Report

The Members
Cirrus Research, LLC

We have audited the accompanying statement of financial condition of Cirrus Research, LLC as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. This financial statement is the responsibility of Cirrus Research, LLC's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cirrus Research, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Leonard Rosen & Company, P.C.

New York, NY
February 24, 2015

CIRRUS RESEARCH, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash and cash equivalents	$ 293,284
Equipment and leasehold improvements net of accumulated depreciation of $56,846 (Notes 2d and 3)	6,745
Accounts receivable	28,505
Prepaid expense	27,312
Security deposits	19,684
Total assets	$ 375,530
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 34,190
Total liabilities	34,190
Commitments and Contingencies (Note 5)	
MEMBERS' EQUITY (Note 6)	341,340
Total liabilities and Members' Equity	$ 375,530

The accompanying notes are an integral part of this statement.

CIRRUS RESEARCH, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

Note 1 - Nature of Business

Cirrus Research, LLC is a Broker Dealer licensed and regulated by the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority and is exempt from SEC Rule 15c3-3 under Section (k)(2)(i).

Note 2 - Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Research revenues (and the recognition of related income and expenses) are recorded when the services are provided.

b) ***Income Taxes***
The Company has elected to be treated as a Limited Liability Company under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the members are liable for individual income taxes on his respective share of the Company's taxable income.

c) ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Equipment***
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 - Furniture, Fixtures and Leasehold Improvements

Major classifications of fixed assets, as of December 31, 2014, are summarized as follows:

Furniture and equipment	$24,514
Computer Equipment	39,077
	63,591
Less: Accumulated depreciation	(56,846)
	$6,745

Note 5- Commitments and Contingencies

Office Space
The Company leases its premises under a lease expiring December 31, 2018. Future approximate minimum annual rental expense for the fiscal year ended December 31, are:

2015	$78,169
2016	$79,527
2017	$80,884
2018	$82,242

Note 6 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2014, the Company had net capital of $258,972 which was $253,972 in excess of its required net capital of $5,000. The Company's net capital ratio was 13.20%.